EQT

Investor

RECEIVED
2007 MAY 14 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release
May 7, 2007

SUPPL

Agreement signed to sell Gambro Healthcare

Gambro Holding AB, jointly owned by Investor (49%) and EQT (51%), has signed an agreement to sell Gambro Healthcare to the private equity firm Bridgepoint. Gambro Healthcare operates 155 dialysis clinics in 15 countries.

The sale of Gambro Healthcare is part of the value creation plan which has been implemented since Investor and EQT acquired Gambro AB in June 2006. The divestiture of the clinics will allow greater focus on driving further value creation in Gambro Renal Products as well as Gambro BCT, while Gambro Healthcare can accelerate its development with a new owner.

The financial impact of the divestment will be included in Investor's second quarter report on July 11, provided that the transaction is completed beforehand.

The sale requires the approval of the relevant competition authorities before it can be finalized.

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For further information contact:

EQT media contact
Johan Hähnel, Director, Communications & PR
Phone: +46 8 506 55 322
Mobile phone: +46 70 605 6334
www.eqt.se

Investor IR and media contact
Oscar Stege Unger, Acting Head of Corporate Communications and Head of Investor Relations
Tel: +46 8 614 2059
Mobile phone: +46 70 624 2059
www.investorab.com

PROCESSED
MAY 17 2007
THOMSON FINANCIAL

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